EXHIBIT 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended May 31, 2008

August 21, 2008

TABLE OF CONTENTS

1.	CORPORATE STRUCTURE		3
	1.1	NAME, ADDRESS AND INCORPORATION	3
	1.2	INTERCORPORATE RELATIONSHIPS	3
2.	DESCRIPTION OF THE BUSINESS		4
	2.1	GENERAL	4
	2.2	RESOURCE BIOMASS	4
	2.3	THREE YEAR HISTORY	5
	2.4	PRODUCTS AND BRANDS	9
	2.5	CLINICAL STUDIES	9
	2.6	STAGE OF DEVELOPMENT OF NEPTUNE'S PORTFOLIO PRODUCTS OPA3 TM	11
	2.7	STRATEGIC BUSINESS DEVELOPMENT	12
	2.8	PRODUCTION	13
	2.9	INTANGIBLE ASSETS	13
	2.10	EMPLOYEES	15
	2.11	SALES/DISTRIBUTION	16
	2.12	COMPETITION	16
	2.13	COMPETITIVE ADVANTAGES	17
	2.14	MARKETS	18
3.	RISK FACTORS		21
4.	DIVIDENDS		21
5.	DESCRIPTION OF CAPITAL STRUCTURE		21
	5.1	COMMON SHARES	21
	5.2	PREFERRED SHARES	22
6.	MARKET FOR SECURITIES		22
7.	DIRECTORS AND OFFICERS		22
8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS		25
9.	PROMOTERS		25
10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		25
11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		26
12.	TRANSFER AGENTS AND REGISTRARS		26
13.	MATERIAL CONTRACTS		26
14.	INTEREST OF EXPERTS		26
15.	REPORT ON AUDIT COMMITTEE		26
16.	ADDITIONAL INFORMATION		27
SCHEDULE "A"			28

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Neptune” or the “Company”, mean or refer to Neptune Technologies & Bioressources Inc. and, unless the context otherwise requires, its subsidiaries.

Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words “believe”, “anticipate”, “intend”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. For information identifying known risks and uncertainties relating to the Company, please refer to the heading Risk and Uncertainties in the Corporation's Management's Discussion and Analysis for the year ended May 31, 2008, which can be found at www.sedar.com. Consequently, actual results may differ materially from the anticipated results expressed in these forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we are under no obligation and disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise, except as required under applicable law..

Unless otherwise noted, in this annual information form, all information is presented as of May 31, 2008.

1.	CORPORATE STRUCTURE

1.1	NAME, ADDRESS AND INCORPORATION

Neptune Technologies & Bioressources Inc. was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec). On May 30, 2000, the articles of the Company were amended in order to proceed with the restructuring of the Company's capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Company's articles were also amended on May 31, 2000, to create Series A Preferred Shares. On August 29, 2000, the Company converted all its issued and outstanding Class A Shares into Class B Subordinate Shares. On September 25, 2000, the Company further amended its share capital to eliminate its Class A Shares and convert its Class B Subordinate Shares into Common Shares. On May 11, 2001, the Company amended its articles of incorporation to repeal the restrictions with respect to closed companies.

Neptune's head office and registered office is located at 225 Promenade du Centropolis, Suite 200, Laval, Québec, H7T 3B3. The Company's website address is www.neptunebiotech.com.

1.2	INTERCORPORATE RELATIONSHIPS

Neptune has two wholly-owned subsidiaries, Acasti Pharma Inc. (“Acasti Pharma”) and Neptune Technologies & Bioressources USA Inc. (“Neptune USA”).

Acasti Pharma was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part IA of the Companies Act (Quebec), under the name 9113-0310 Québec Inc.. Acasti Pharma did not carry on business during the fiscal year. On August 6, 2008, the articles of 9113-0310 Québec Inc. were amended in order to change its name from 9113-0310 Québec Inc. to Acasti Pharma and in order to proceed with the restructuring of its capital stock and to convert its then issued and outstanding shares into newly-created shares.

Neptune USA was incorporated on June 1st, 2006 under the laws of the State of Delaware. Neptune USA does not carry on business at this time.

2.	DESCRIPTION OF THE BUSINESS

2.1	GENERAL

Neptune is a biotechnology company that researches and develops novel extraction technologies, potent biological therapeutics agents and intellectual property for highly prevalent chronic conditions still lacking safe and definitive treatment solutions. The main focus of the Company is:

  To identify marine biomass that is pure of toxins, abundant and underexploited,
  To research and develop novel technology for the extraction and stabilization of potent marine biological therapeutic agents, and
  To research and develop the safety and therapeutic efficacy of compounds for highly prevalent atherosclerotic conditions like cardiovascular diseases as well as for neurodegenerative and inflammation related conditions.

Neptune, in the decade of 1990, initially identified krill as its first marine biomass resource to develop and exploit mainly because of its abundance, the nature of its components and its specific expected potent human health benefits.

Since inception, Neptune has developed a family of extraction process platforms for krill (1998-2000), has built a production plant (2002) and has produced and commercialized Neptune Krill Oil® (NKO®), a trademark within the OPA3 TM brand portfolio, and Neptune Krill Aquatein (NKA™), (since 2003), while continually pursuing basic and clinical research efforts and intellectual property protection since 2000.

2.2	RESOURCE BIOMASS

2.2.1	Krill

Krill is a generic term of Norwegian origin designating 85 species of deep and cold water pelagic marine planktonic animal (zooplankton) constituent of the global marine biomass.1

Krill looks like miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm.2 The larger Antarctic krill can grow up to 6 cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.3

2.2.2	The Virtues of Krill

In the opinion of the Company, the virtues of krill are being increasingly recognized by the world scientific community.4

Because the krill used by the Company feeds on phytoplankton, namely diatoms, its lipid content is a major source of polyunsaturated fatty acids, mainly docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA), the two major types of essential marine omega-3 fatty acids. Krill also contains proteins offering the complete range of amino acids and very efficient digestive enzymes. In addition, it contains powerful antioxidants (liposoluble A and E vitamins and provitamins, beta-carotene, trans-retinol, astaxanthin, co-enzyme Q10 as well as a unique flavonoid of animal source). Krill contains phospholipids, amino acids and minerals providing numerous benefits in terms of the absorption and digestion of nutrients with proven benefits for human and animal health.5

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1 Tony J. Pitcher, Series Foreword, page vi in Inigo Everson editor, “Krill: biology, ecology, and fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000.
2 R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.
3 Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3.
4 Stephen Nicol, Ian Forster & John Spence, Chapter 10. Products Derived from Krill in Inigo Everson editor, “Krill: biology, ecology, fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000, pp. 262-283.
5 Stephen Nicol, Ian Forster & Jonh Spence, 2000, op. cit.

The organic components that can be obtained from krill are part of the categories of substances actively sought after by the nutraceutical, cosmetics and pharmaceutical industries.6

One major advantage lies in the fact that EPA and DHA contained in Neptune Krill Oil are carried on phospholipids and associated with potent antioxidants (vitamins A and E, beta-carotene, trans-retinols, astaxanthin, co-enzyme Q10 and a flavonoid) making them highly bioavailable and resistant to oxidation. The absence of oxidation results from the high natural content of powerful antioxidants in krill oil, namely.

Due to its high stability even at significantly higher temperatures than other omega-3 marine oils, Neptune phospholipid extracts are suitable for integration in various pharmaceutical carriers like hard and gelatin capsules, transdermal patches, and food carriers like fruit beverages, dairy products including yogurt, milk, and spreads, dry matrixes such as fruit nuggets, cereal and nutritional bars.

2.2.3	Availability of Krill

There are two primary ocean regions where krill is fished: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of krill in these two oceans is conservatively estimated to be at least 500,000,000 metric tonnes (mt).7 From these two oceans, a total of some 150-189,000 mt of both krill species is harvested annually.8 Of that total from 1997/98 until 2007/08, 90-129,000 mt originated from the Southern Ocean9 and 60,000 mt from the Pacific.10 The catches represent less than 0.1% of the existing resource. The main countries that fish for krill were Japan, Norway, Poland, South Korea and Ukraine. From 2005/06 to 2007/08, annual quotas for Antarctic Krill have increased by 34%9. The above data support the following facts: the resource is abundant, accessible and there is a potential for long-term exploitation11. The average market price for whole frozen krill is around $1,000/mt.

2.3	THREE YEAR HISTORY

2.3.1	Fiscal Year Ended May 31st , 2006

Neptune's 2006 fiscal year was devoted to the commercialization of its products in North America and Asia. Neptune also deployed development initiatives within European and Australian markets. This was accomplished through the Company's participation in various tradeshows in order to promote its products and maintain its level of excellence, which was now established and had enhanced since the Company's inception. During the 2006 fiscal year, Neptune also launched a new commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional food and medical food markets, as well as in the pharmaceutical market.

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6 Molyneaux, M. & C.M. Lee, “Food Technology”, The U.S. Market for Marine Nutraceutical Products, June 1998, 52:6, pages 56-57; Stephen Nicol, Ian Forster & John Spence, 2000, op. cit.
7 World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005. V. Siegel . Distribution and population dynamics of Euphausia superba: summary of recent findings. Polar Biology 29: 1-22, 2005.
8 Commission for the Conservation of Antarctic Marine Living Resources / CCAMLR, “Understanding CCAMLR's Approach to Management”, May 15, 2000; SC-CCAMLR-XXV Report of the twenty-fifth meeting of the Scientific Committee, October 2006; CCAMLR. Schedule of conservation measures in force 2007/08, 2007. CCAMLR, Statistical Bulletin, Volume 20 (1998-2007) CCAMLR-SB/0820, 2008; T. Ichii, Krill Arvesting, 9.3 Japanese northeastern coastal waters Euphausia pacifica Chapter 9, in Krill: Biology, Ecology and Fisheries, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000
9 CCAMLR op. cit.
10 T. Ichii, op. cit.
11 WHO, “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73, page 551.

The Company sustained its clinical research initiatives and obtained positive results, demonstrating the health benefits of NKO® on various human conditions, such as those relating to premenstrual syndrome, high cholesterol and chronic inflammatory conditions. During its fiscal year 2006, Neptune also presented subanalysis data that demonstrated the benefits of combining NKO® and statin in the management of hyperlipidemia. Interim scientific results from a clinical study also demonstrated the highly positive effects of NKO® on adults suffering from attention deficit hyperactivity disorder.

During the third quarter of fiscal year 2006, the Company redeemed and settled the Investment Desjardins and Innovatech debentures, which represented a total book value of $5.5M. This transaction enabled the Company to improve its financial structure and generate a $1.4M gain from the settlement of debentures. During the third quarter, the Company also received its GMP Certification from Health Canada for its Sherbrooke production plant.

2.3.2	Fiscal Year Ended May 31st , 2007

Throughout the 2006-2007 fiscal year, Neptune pursued enhancement of ongoing productivity at the Sherbrooke production plant in order to improve its innovative technological process (Neptune OceanExtract™). These improvements, along with other contributing factors, enabled the Company to increase its overall gross profit margin. Throughout the fiscal year, Neptune continued to pursue its penetration into the nutraceutical markets within the dietary supplements segment. This enabled the Company to maintain the support of its existing clients, while prospecting for potential new distributors.

On the financial front, the Company concluded two equity financing initiatives: the first, in the amount of $4,500,000, was completed through the issue of 1,500,000 common shares from treasury at $3.00 each; and the second, in the amount of $480,126, as a result of the exercise of stock options and special warrants.

The Company, upon acquisition of the Sherbrooke production plant in October 2006, also concluded long-term financing totaling $1,254,750 in the form of two loans, the first with Desjardins, in the amount of $855,000 (15 years at 7.7%), and the second with the seller of the plant in the amount of $399,750 (5 years at 10.25%) . In addition, the Company began repayment of its long-term debt during the fiscal year.

During the fiscal year, Neptune continued to make systematic investments towards the protection and consolidation of its intellectual property, including patents and trademarks. The Company also received confirmation that its intellectual property, relating to marine phospholipids and their use as or within medicines and/or cosmetics, would be protected in Europe. The protection of such intellectual property provides the Company with a significant strategic advantage over other industry players looking to mimic Neptune and its achievements trying to penetrate the krill oil market.

During the fiscal year, the Company also pursued initiatives to expand its regulatory license portfolio required to penetrate the worldwide dietary supplement and food markets. These included an application in order to receive “Generally Recognized As Safe (GRAS)” status from the FDA (US Food and Drug Administration), “Alternative Medicine” status from the TGA (Therapeutic Goods Administration) in Australia and “Novel Food” by the EFSA (European Food Safety Association) in Europe.

During the fiscal year, Neptune modified its communications plan and updated its corporate image. The Company worked to expand its product portfolio assembled under the OPA3 TM brand name with Neptune Krill Oil® becoming its first product. The new brand name, OPA3 TM, was launched in May 2007 at the International Trade Show/Conference (Vitafood) taking place annually in Geneva. OPA3 TM emphasizes Neptune's intention to position itself in the market as the pioneer of the use of marine phospholipids with omega-3 and antioxidants as a unique clinically proven therapeutic ingredient.

2.3.3	Fiscal Year Ended May 31, 2008

In August 2007, Neptune began trading on the NASDAQ Stock Market under the symbol NEPT. In July 2007, the Company retained its new investor relations counsel for the US market. They were replaced, following this fiscal year, in June 2008, by a leading financial communications consulting firm specializing for the US market in investor relations and corporate communications.

During the fiscal year, the Company continued to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed a strategic partnership with Yoplait, to research and develop new functional fresh dairy products containing Neptune Krill Oil which will be clinically tested for their effect on widely prevalent chronic conditions. The Company also signed an agreement with the Nestlé Research Center to jointly research the effects of Neptune Krill Oil on exceptionally prevalent conditions affecting the worldwide adult population. These agreements pave the Company's entrance in the global functional food market.

This transition of commercialization efforts from solely dietary supplements to the complete nutraceutical spectrum, including both dietary supplements and functional food, coincides with the processes initiated during the course of the previous fiscal year and maintained during the current one. These initiatives are aimed at positioning Neptune Krill Oil®, in its original version, as a portfolio product for multinational consumer health and/or pharmaceutical companies, already operating within the natural supplements market, while preparing a more potent product in the OPA3 TM pipeline as a potential prescription drug. The latter aims to address health applications in cardiovascular and neurological diseases for which NKO® has been clinically proven to be significantly effective. During the fiscal year, Neptune progressed with preparing submissions to obtain pharmaceutical approvals.

During the fiscal year, the Company signed an agreement with Schiff Nutrition International, Inc., which distributes Neptune Krill Oil under the brand name Schiff®MegaRedTM, promoting cardiovascular and joint health, with an initial product launch at Costco in the U.S. nationwide. The Company also signed an exclusive distribution agreement with AZPA International Inc. for Australia and New Zealand which entered into a marketing and commercialization agreement with Inovail Holdings PTE Ltd.. Inovail Holdings PTE Ltd. and its partner PharmaLink successfully entered the Australian market with Neptune Krill Oil® under the brand OmegaGen®. At the end of the fiscal year, Neptune announced a strategic commercialization alliance with Croda Health Care, the omega-3 industry leader, which, in collaboration with Neptune, has developed a new product line called Essentially™ for international distribution starting with the U.S.

During the fiscal year, the Company announced significantly positive results of a population-based risk-benefit and a health-economics analysis study for Neptune Krill Oil® in the management of dyslipidemia. The results of this analysis provides valuable evidence that NKO® reduces cardiovascular risk while remaining cost effective and event cost minimizing over many years of use.

The Company secured additional regulatory approvals during the fiscal year. The Therapeutic Goods Administration (TGA) in Australia provided notification that Neptune Krill Oil has obtained approval as a complementary medicine allowing immediate commercialization in Australia, hence New Zealand. The Company received Gras (“generally recognized as safe”) notification in January 2008 and the FDA has formally received Neptune's voluntary submission of the assessment document. Neptune therefore completed all the necessary regulatory clearances for full commercialization of NKO®, incorporated into different functional foods, in the United States.

The Company is protecting the composition of matter of its novel marine phospholipids/omega-3 bioactives and has been granted a European patent covering novel phospholipids in multiple diseases and pharmaceutical applications, which is enforceable and validated in 24 European countries. The patent is directed to the use of Neptune marine phospholipids and flavonoïd compositions as a medicament for the prevention and treatment of multiple chronic health conditions, including coronary artery disease caused by hypercholesterolemia, peripheral vascular disease, neurodegenerative and other cognitive disorders.

During the fiscal year, Neptune proceeded to a corporate reorganization. Dr. Tina Sampalis was promoted to Chief Scientific Officer and Thierry Houillon, V.P. Business Development, Functional Food, took over all nutraceutical business activities as V.P. Nutraceutical, following the non-renewal of the contract of the V.P. Sales and Marketing Donald Allard. Dr. Toni Rinow joined the Neptune team to head the Investors Relations and Corporate Development activities.

The Company also appointed a new Scientific Advisory Board to guide the company in its pharmaceutical development efforts, composed of Dr. Steven Nissen, the Chairman of the Cleveland Clinic Department of Cardiovascular Medicine, and Immediate Past President, American College of Cardiology, Dr. Magdy Abdel-Malik, president of Quaestio Global Partners LLC, Dr. Thomas G. Hartman, Mass Spectrometry Lab Manager at the Rutgers University Center for Advanced Food Technology (CAFT), Dr. Demian Barbas, who practices at Ogilvy Renault in the intellectual property group, and Melvin Dionne, President of Services Pharmaceutiques Melvin Dionne.

2.3.4	Current Fiscal Year, To End May 31st , 2009

License

On August 6, 2008, the Company transferred, proceeding by tax rollover, an exclusive worldwide license to Acasti Pharma, its wholly-owned subsidiary, to develop and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company's technology and intellectual property (the “License”). Each of these pharmaceutical products are developed and financed by the Subsidiary. The products developed by the Subsidiary are expected to require clinical trials and approval from the U.S. Food and Drug Administration before commercialization is allowed in the United States, and approval from similar regulatory authorizations before launching in other countries.

In consideration of the transfer of the License and following the tax rollover transaction, the Subsidiary has issued 5,000,000 Class B Shares to the Company, 25,000,000 Class C Shares to the Company, as well as 8,000,000 Series 1 Warrants to the Company. In addition, the Subsidiary will pay a running royalty in favour of the Company equal to the greater of: (i) 7.5% of the net sales, being all amounts received by the Subsidiary for any licensing and for the sale of the Licensed Products, whether these amounts are received in cash or in kind; or of (ii) 15% of the gross margin, calculated according to Canadian Generally Accepted Accounting Principles (“GAAP”), of the Subsidiary, plus 20% of revenues from sublicenses granted by Acasti Pharma to third parties. Gestion Harland Inc. will receive a consideration of 1 % of all consideration received by Neptune resulting from the License to Acasti Pharma, as provided in the Agreement entered into between Neptune and Gestion Harland Inc. in 2002.

Dividend and Exchange

As at July 17, 2008, Neptune's board of directors declared a dividend distribution to its shareholders. Neptune's Board of Directors approved a dividend of $ 0.00025 CDN per share on the outstanding common shares of Neptune for payment to shareholders of record at the close of business on July 28, 2008. This dividend was paid on or around August 11, 2008 by the issuance of transferable, non-convertible notes, with a two year maturity, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable by the obligor at any time, either in cash or in kind (the “Notes”).

Furthermore, Neptune's and Acasti Pharma's boards of directors have approved an exchange which will be effected by the offer by Acasti Pharma to all of holders of Notes, to purchase the Notes at a price equal to the Notes' value, payable by the issuance by Acasti Pharma of a maximum of 9,380,355 Class A shares of the Subsidiary and of 9,380,355 Series 2 warrants (the “Exchange”).

The Exchange will be submitted for shareholder approval at the annual and special meeting of the shareholders of Neptune to be held on September 25, 2008.

Neptune also intends to proceed, before the end of September 2008, with a private placement for gross proceeds of $4,000,000 to $8,000,000 in the form of convertible debentures. The proceeds of such financing will be invested by Neptune into Acasti Pharma equity in order to finance Acasti Pharma's product development, clinical research and business development activities for cardiovascular applications. The debenture may be converted into Neptune shares with a protected minimum floor price to provide for minimum dilution or Acasti Pharma's shares, at different conversion ratios, depending on the date of conversion.

A maximum of 10% of this private placement may be subscribed by employees or insiders of the Company.

On August 21, 2008, the Board of Directors of the Company approved the change of its fiscal year end from May 31st to February 28, subject to the approval of the governmental authorities.

2.4	PRODUCTS AND BRANDS

2.4.1	OPA[3] ™ - Optimal for Life

In 2008, Neptune continued the marketing of the new OPA3 ™ brand and established it as the trademark for the Company's growing family of products. This new brand represents three essential elements (omega-3s, phospholipids and antioxidants) and effectively illustrates Neptune's product portfolio strategy and positioning of its initial product - NKO®. This unique combination allows long-term stability while it delivers increased bioavailability ensuring improved effectiveness in smaller doses. The OPA3 ™ brand will allow Neptune to better communicate its distinct advantage and to create a new class of ingredients for the functional food and biopharmaceutical markets.

2.4.2	NKO® - Neptune Krill Oil®

A marine oil extracted from Antartic Krill (Euphasia superba) that provides a unique blend of nutritional elements; the first product in the OPA3 TM family to be developed and commercialized. Its elevated content in phospholipids rich in omega-3 and omega-9 and antioxidants such as astaxanthin, vitamin A and vitamin E and flavonoid, offer a proprietary safe and effective product free of preservatives with exceptional health benefits and superior stability.

2.4.3	NKATM - Neptune Krill Aquatein TM

Neptune Krill Aquatein (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

2.5	CLINICAL STUDIES

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. In 2008, Neptune instigated two clinical trials partly or totally funded by the Company:

1.

Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil® compared to pharmaceutical grade EPA & DHA esters, combination of bioactives simulating NKO® and fish oil.

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In regards to this study, volunteers were screened during October 2007- February 2008. In March 2008, the trial was initiated after Ethics approval. The last volunteer visit was scheduled for July 30th 2008, followed by data analysis during August and September. Final results will be available at the end of September 2008.

2.	Evaluation of the effects of Neptune Krill Oil® and superior effect of NKO® over fish oil on global cognitive function in patients with mild to moderate neurodegenerative disease.

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In regards to this study, the clinical trial protocol was finalized May 2008 and will be submitted for Ethics approval before September 2008. Screening of patients will commence immediately after Ethics approval. Patients will be recruited by general practitioners and by the Consortium of Canadian Centers for Clinical Cognitive Research (C5R).

2.5.1	Skin Cancer

The results of a pre-clinical animal study on the effects of NKO® on the prevention of skin cancer caused by UV radiation indicate that NKO® can prevent skin damage caused by chronic exposure to UV radiation.

2.5.2	Premenstrual Syndrome

The results of a double blind clinical study on the effects of NKO® on the management of premenstrual syndrome (PMS) published in May 2003 in a medical journal - the Alternative Medicine Review – (Sampalis et al., 2003; 8(2): 171-179) demonstrate with high degree of certainty, that NKO® can significantly reduce both the physical and emotional symptoms associated with PMS (premenstrual syndrome), and that it is significantly more effective than fish oil (omega-3 18:12) in the management of physical and emotional dysmenorrheal symptoms.

2.5.3	Hyperlipidemia

The results of a double blind clinical study on the effects of NKO® on hyperlipidemia (high cholesterol) demonstrate with high degree of certainty that:

  NKO® is safe and effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels without adverse effects. These effects were evaluated on patients who are resistant to statins, who failed to attain their target LDL levels after at least six months of low dose statin treatment.
  NKO® (1 - 1.5 g/day) was shown to be safe and significantly more effective than fish oil in the management of hyperlipidemia. In the same study, NKO® was shown to achieve a significantly greater reduction of LDL levels and increase of HDL levels as compared to fish oil (3g/day). These results were generated among statin-resistant patients, who failed to attain the target LDL levels after at least six months of low dose statin treatment.

Cardiovascular Risk Modification Analysis

  The results of an independent risk modification analysis of the hyperlipemia study data based on the Framingham model have shown that patients treated with NKO® can achieve a significantly reduced risk for cardiovascular events and significantly higher chance to prevent cardiovascular events over a 10-year period when compared to those treated with fish oil or for the statin resistant patients treated with low dose statin.

Health Economics Analysis

  An independent health economics analysis of the hyperlipemia data showed that NKO® monotherapy as well as NKO® co-administered with a low dose statin was significantly more cost- effective than all other interventions studied for all types of cardiovascular events aggregated.
  From a cost-benefit perspective, NKO® was shown to be the most favorable treatment alternative for angina, congestive heart failure, stroke, myocardial infarction, Percutaneous Transluminal Coronary Angioplasty (PTCA), fatal myocardial infarction and coronary artery bypass graft surgery (CABG); NKO® has a negative cost-benefit indicating that the cost of acquisition is less than the benefits derived from the intervention.

  With respect to death and cardiac arrests that are rare events, the cost-benefit ratio is positive indicating the acquisition cost is higher than the benefits derived. However, NKO® remained the least expensive alternative for these rare events.
2.5.4	Chronic Inflammation and Osteoarthritis

A Phase II clinical study on the effects of NKO® on conditions relating to chronic inflammation and osteoarthritis, published in May 2007 in the peer-reviewed medical journal - Journal of the American College of Nutrition - demonstrated that NKO® within a short treatment period can significantly reduce the C-reactive protein and osteoarthritic symptoms in patients diagnosed with a chronic inflammatory disease.

2.5.5	Attention Deficit Hyperactivity Disorder (ADHD)

The clinical results obtained during an open label pilot study demonstrated that NKO® may significantly improve cognitive function (among others concentration, planning skills and focus) of adults suffering from ADHD. The recorded observations were indicative of the neurological advantages of using Neptune Krill Oil® over a controlled period of time. These results corroborate the short-term direction of the Company in terms of its clinical research initiatives.

2.6	STAGE OF DEVELOPMENT OF NEPTUNE'S PORTFOLIO PRODUCTS OPA[3] TM

2.6.1	Research and Product Development Programs

In 2008 the Company initiated the first phase of research and development with large scale pharmaceutical GMP manufacturers to produce the pilot GLP products that will be used for the IND-enabling preclinical studies.

NPK-6065 is a new generation cardiovascular product in the Neptune pipeline in preparation for investigational new drug application (IND) in the U.S. aimed for the development of a prescription drug that safely and effectively increases HDL.

NPK-7075 is a new product in the Neptune pipeline in the process of research and development in preparation for investigational new drug application (IND) in the U.S. for the development of a prescription drug for the safe and effective management of chronic and highly prevalent disease.

NPK-D is in the process of research and development for the management of the organoleptic properties (odor and taste) of NKO® to facilitate its incorporation in flavourful daily functional food products.

2.6.2	Internal Research, Subcontracted Research or Alliance Research

Neptune Funded Internal Research:

  NPK-6065 and NPK-7075 product development, stability testing, pre-clinical and clinical research
  NPK-D organoleptic management of NKO® for implementation of NKO® in daily functional food and specialized medical food

Neptune Funded Subcontracted Research:

  NKO® (NPK-40) bioavailability testing
  NPK-6065 safety testing
  NPK-7075 bioavailability, bioequivalence and safety testing
  NPK-D organoleptic management for implementation of NKO® in daily functional food and specialized medical food

In addition, the company designed and coordinated an extensive multi-phase project at the Centre de Recherche Industrielle du Québec (“CRIQ”). Neptune acquired the CRIQ's equipment and technology services and exclusively funded the following 4 distinct phases targeted towards process and product optimization:

Phase 1 “Production Plant Evaluation”: Process experts and researchers were appointed from the Neptune group to work with CRIQ scientists in conducting a thorough step by step procedure analysis and evaluation. The objective was to determine possible areas of improvement in Neptune's production process.

Phase 2 “Validation and Consultation”: This phase involved in-depth research directed by Neptune's experts in proposing alternative solutions to the process optimization. The acquired knowledge of this endeavor has greatly increased Neptune's know-how of process optimization and will contribute significantly to the strength of intellectual property of the Company.

Phase 3 “Methodology development and analysis”: Innovative technology adapted under the leadership of Neptune experts and workforce provided efficient analytical data from improved oil productions.

Phase 4 “Extraction”: Pilot scale oil productions were carried out supplying actual samples to be used for product composition, sensory (taste and odor) as well as stability evaluation.

Alliance Funded Research:

  Research on indications not disclosed proving compliance with the European Food Safety Associations Medical Health Claim criteria and regulations
  NPK-6075 efficacy testing in preparation for IND submission approval.
2.7	STRATEGIC BUSINESS DEVELOPMENT

It is part of the Company's strategy to form alliances in order to penetrate the nutraceutical market and particularly the functional food segment. Nestlé® and Yoplait® partnerships, signed in 2007 with the Company, illustrate the Company's commitment to this regard. The Company aims to finalize other alliance agreements with multinational food companies benefiting from the increasing market trend for functional food and the unique features of NKO® for this segment.

In the pharmaceutical sector, it is also part of the Company's strategy to join with future strategic partners in order to reach commercial stages for products in development and/or under clinical research. Hence the additional steps to reach commercial production and estimates of costs and timing for products in development and/or under clinical research depend on the terms of the agreements the company will sign.

The objectives/milestones for the completion of the Company's cardiovascular program are:

  Partnership strategic alliance for the licensing of the rights of NKO® (NPK-40) in the worldwide mass market of dietary supplements / OTC drugs
  Partnership/strategic alliance for the licensing of the rights of NPK-6065 for the completion of clinical evaluation under IND for approval as a prescription drug indicated for dyslipidemia
  Presentations at International Scientific Conferences
  Publications in high ranking peer reviewed medical journals

The objectives/milestones for the realization for the Company's cognitive program are:

  Partnership/strategic alliance for the licensing of the rights of NPK-7075 for the completion of clinical evaluation under IND for approval as a prescription drug
  Presentations at International Scientific Conferences
  Publications in high ranking peer reviewed medicine journals

2.8	PRODUCTION

The Company produces all Neptune products at its plan located in Sherbrooke, Quebec (The “Sherbrooke Plant”).

2.8.1	Neptune Krill Extraction Process Platform Family

Description

Neptune OceanExtractTM is a cold extraction process platform family including the Neptune krill extraction process platforms which enable the extraction of omega-3 polyunsaturated oil, protein concentrates and amino acid concentrates from marine biomasses such as krill, and other constituents of marine biomass. NKO® is extracted from the raw material, i.e. utilizing the Neptune krill extraction process platforms.

Advantages of the Neptune Extraction Process Platforms for Krill

To Neptune's knowledge, no other industrial krill oil extraction process can currently compete with the Company's extraction process platforms and performance applied to krill. It is the only process platform family, protected by industrial secrets, producing a complete lipid extract of long-chain omega-3 fatty acids (EPA and DHA) functionalized by phospholipid carriers maintaining the antioxidant esters responsible for its long-term stability and antioxidant potency. None of the stages in the transformation process involve heating the raw material. Neptune extraction process platforms for krill preserve the biological activities of the krill substances, the properties of which are widely sought after by the nutraceutical, cosmetics and pharmaceutical industries.

The heat treatment (e.g., pasteurization) used in the agrifood processing industry is often designed to destroy bacteria, thus preserving food safety and product shelf life, and protecting consumer safety. The particular aspects of the Neptune extraction process platforms also allow to destroy bacteria, resulting in products that are safe and healthy for human consumption and with a long shelf life which is important for commercialization.

Compared with the traditional animal or vegetable oil extraction processes generally used in the industry, the Neptune extraction process platforms preserve and enhance the intrinsic food qualities of krill. The conditions governing storage, handling and the extraction processes are such that lipidic alterations over long-term storage are minimal.

The advantages inherent to the Neptune extraction process platforms enable high extraction performance, recycling and salvage of extraction byproducts. The processes thus enable full use of the biomass and bacterial destruction of the extracts obtained. It is also characterized by the absence of preservative use and the stability of long-chain polyunsaturated fatty acids.

The Neptune extraction process platforms from the Neptune Ocean ExtractTM family allows the extraction of high-end products currently sought after by the nutraceutical, cosmetics and pharmaceutical markets.

2.8.2	Plant

The Sherbrooke Plant received its GMP (Good Manufacturing Practices) certification in compliance with the Health Canada, Natural Health Product Directorate (NHPD) regulation. The Sherbrooke Plant has an annual production capacity of 60,000 kg for NKO® and 240,000 kg for NKA™, which production capacity can be, over a short period, increased to respectively 90,000 kg and 360,000 kg with minor investments.

2.9	INTANGIBLE ASSETS

It is an important part of our business to obtain intellectual property protection for our technology, products and processes. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection. We also rely on trade secrets, proprietary unpatented information, trade marks to protect our technology and enhance our competitive position.

2.9.1	Exclusive License/Option

Even though the Company uses, for its production, its own process technology, which is protected by trade secret, the Company also strategically exploits, within its intellectual property portfolio, an exclusive, irrevocable worldwide license on a patent related to an extraction process belonging to the University of Sherbrooke (the “University”). The License Agreement applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses. In consideration for the grant of such license, the University is entitled to receive from the Company, until the buyout by the Company, royalties of 4% of the net sales of krill oil extracted using the University's process, by the Company, by any sublicensee or by any person associated with the Company or any sublicensee.

The License Agreement clearly stipulates that the Company shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the Company. This clause is significantly important. The License Agreement also stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the University. Thus, the Company, for a period of 24 months following any such improvement and/or modification and/or enhancement by the University, has the right to enter into an exclusive license agreement with the University with respect to any such improvement and/or modification and/or enhancement. No such improvement and/or modification and/or enhancement have been, to this date, reported to the Company by the University.

The License Agreement may be terminated (i) by way of agreement between the University and the Company; (ii) in the event of a default by the Company or the University; (iii) in the event of the insolvency or bankruptcy of the Company; or (iv) if the Company ceases to carry on its activities in the normal course of business.

The Company also benefits from a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses like krill among others and from an option to purchase the intellectual property rights with respect to the results of the research, as it relates to krill, or other crustaceans, conducted by the University. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Company, this price was contested by the researcher but remained the same (see section 2.9.3 entitled “Economic Dependence/Litigation”).

The Company has undertaken to pay an annual commission to Gestion Harland Inc. (“GH”) for services rendered as well as for the transfer in February 2001 by GH to the Company of the right of first refusal and of the option to purchase the intellectual property rights initially owned by GH. This commission of 1% on any sales and on other income of the Company is for an indeterminate period of time and it shall be paid semi-annually and only each year up to an amount of such commission for that year which does not result in the Company having negative net earnings before interest, taxes, depreciation and amortization (EBITDA).

2.9.2	IP Protection

Brand names and trademarks

Neptune has registered or has pending registrations of the trademarks OPA3 TM and NKO® in over thirty countries. Neptune OceanExtract TM and NKATM are other trademarks of Neptune.

  NKO® distributors apply private label with NKO® logo on it and with names pre-approved by Neptune
  Licenses: Neptune has licensed the worldwide commercialization rights for NKO® in functional food for specific food categories and health indications to Nestle and Yoplait. The Company is in negotiations to further expand the functional food market with strategic alliances with other large well known food companies

Patents

Neptune has the following patent portfolio:

Category	Description	Countries
		Issued	Pending
Novel Phospholipid/ Flavonoid	Composition of Matter	24	7
Cardiovascular Neurological health	Method of Use	-	24
Health Applications	Method of use	-	33
Process	Process	10	25

Trade Secrets

Neptune protects its optimization processes and extraction processes through industrial trade secrets.

2.9.3	Economic Dependence/Litigation

The Company sources 80% of the krill used in the manufacturing of its products from one supplier. The Company considers that its relationship with this supplier is good and that it is not dependant upon this supplier, as alternative sources of supply are available.

The Company is also dependent on the license agreement mentioned in section 2.9.1 hereof entitled “Exclusive License/Option”.

On August 18, 2004, the Company notified the University of its intention to exercise its $275,000 purchase option relating to the intellectual property (see section 2.9.1. hereof entitled “Exclusive License/Option”). As per the licensing agreement reached between the University and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary. On August 23, 2004, university researchers filed an injunction against the Company and the University demanding cancellation of the purchase option of the intellectual property granted to the Company by the University and claimed for the benefit of the researchers a prejudicial amount to be determined. In May 2007, the court released an unfavourable judgement against the University and the Company. However, the option to purchase the intellectual property at $275,000 was validated by the court judgement. The Company believes that the prejudice should not be attributable to Neptune and the Company will appeal any contrary decision. The Company has voluntarily deposited an amount of $275,000 into the trust account of the Company's legal counsel in order exercise the option to acquire the intellectual property.

2.10	EMPLOYEES

2.10.1	Number

As at May 31st, 2008, Neptune has a total 68 employees, working at its business office and Sherbrooke Plant.

2.10.2	Skill Knowledge

Neptune employees possess specialized skills and knowledge in the following fields:

  Intellectual property protection;

  Marine biomasses;
  Oil extraction processes;
  Quality assurance/quality control;
  Clinical validation of biological therapeutic properties;
  Regulatory compliance related to the Company's operations;
  Commercialisation/Business development;

which are valuable assets to the Company.

2.11	SALES/DISTRIBUTION

Neptune manufactures its products at its Sherbrooke plant and sells NKO® in bulk oil or in capsules to its distributors who commercialize under their private label in multiple market segments including health food stores, mass (food and drug), direct sales (MLM, internet, catalogue, radio) and via healthcare professional recommendation. The NKO® encapsulation is subcontracted by third parties in both Canada and USA. 100% of Neptune NKO® sales revenues in fiscal year ended May 31st, 2008 were derived from independent companies.

In fiscal year ended May 31st, 2008, more than 90% of the Company's sales were made to customers based outside Canada. The Company enters into hedging instruments from time to time to partly offset currency risks.

2.12	COMPETITION

The nutraceutical and pharmaceutical markets are highly competitive and many companies carry out research, development and commercialization activities with applications for human health similar to those of the Company. Many competitors developing new nutraceutical products are today focusing on pharmaceutical applications based on the specific properties of their products. A number of these companies have greater financial resources, research and development capabilities as well as manufacturing and marketing facilities than those of the Company. Moreover, teaching institutions, government agencies and other research bodies are conducting research in similar sectors as the Company. They are also capable of marketing products, either by their own means or by cooperation agreements.

The Company is aware of rising competition in both the nutraceutical and the pharmaceutical markets. Biomedical and biotechnology companies, including large pharmaceutical companies, have announced that they are working in the field of nutraceutical-based therapeutics that are directly targeting the applications for which the Company is developing its own line of products. However, in its specific field of activity, the Company maintains certain definitive advantages.

According to the Company's review of the industry, it remains the only manufacturer of a scientifically recognized and stable lipid extract of marine phospholipids rich in long-chain polyunsaturated fatty acids and antioxidants (astaxanthin and flavonoid). Neptune's marine phospholipids continue to remain the most stable and viable product refined through further processing techniques required for their implementation in a pharmaceutical and/or nutraceutical (food) matrix for human consumption.

2.12.1	Competitors

The Company is aware that other companies are developing and have either commercialized or are preparing to commercialize potentially competitive products.

Aker BioMarine ASA, a Norway-based company, is in the business of harvesting and commercializing biomarine ingredients. Aker BioMarine ASA is serving the aquaculture and animal feed markets with krill derived products, such as oil and meal registered as Qrill™. Aker BioMarine ASA merged with Natural ASA to enter the dietary supplement and functional food markets. Aker BioMarine ASA plans to launch a krill oil product under the brand name SuperbaTM in 2008.

Enzymotec Ltd. is an Israel-based biotechnology company that is developing biofunctional ingredients for human health applications. They claim to have a proprietary complex of marine-derived DHA and EPA -delivered as triglycerides or attached to phospholipids and astaxanthin.

Poissons Tropicaux Gryd Inc., a Canadian company, is commercializing Krilex® which contains a powder preparation composed of the entire krill itself.

2.13	COMPETITIVE ADVANTAGES

Intellectual property protection (trade marks, patent, patent pending) on processes, applications, and chemical compositions
Proprietary technology and products
Patented process : Neptune OceanExtract™;
Neptune OceanExtract™ processes provide cost effective and highest extraction and production yield;
Pharmaceutical and nutraceutical product pipeline extension in development ;
Longest history of consumption further demonstrate the safety of NKO® for chronic human consumption and its commercial viability;

Neptune Krill Oil® has a unique biomolecular profile of phospholipids, omega-3 fatty acids, and diverse antioxidants that surpasses the usual profile of fish oils. The association between phospholipids and long-chain omega-3 fatty acids highly facilitates the passage of fatty acid molecules through the intestinal wall, increasing their bioavailability and ultimately improving the omega-3: omega-6 ratio;

NKO® is a rich source of omega-3 and omega-9 fatty acids and phospholipids, which carry and thus functionalize the omega-3 fatty acids (EPA/DHA) attached
Highest stability and antioxidant potency as compared to competitive marine extracts

Phospholipids are important in protecting membranes from toxic injury and free radical adverse affect. NKO® contains two main potent antioxidants; a carotenoid (astaxanthin) and a flavonoid (novel due to its animal source)

Astaxanthin has been shown to have a stronger antioxidant activity than alpha- tocopherol, beta-carotene, lycopene and lutein
Flavonoids, traditionally extracted from fruits, plants, vegetables or algae have been studied for more than 60 years and their antioxidant activity is undoubted;
First and only krill oil product with clinically proven human health benefits in the market;
The only marine phospholipids validated through pre-clinical and clinical research for their safety and health benefits;
Positive results of clinical research with NKO® demonstrating health benefits for cardiovascular, PMS, chronic inflammation and ADHD related conditions:
Compositional analysis, animal and human studies and years of intake have demonstrated the safety of NKO® for chronic human consumption
Scientifically validated clinically and statistically significant increase of HDL and decrease of LDL of patients diagnosed with hyperlipidemia
Framingham Risk Score data analysis showing that patients treated with NKO® can significantly reduce RCVD with an attributable-risk-reduction between 52% and 53%
Cost minimization analysis shows that NKO® is the least expensive intervention for prevention of cardiovascular disease
Cost effectiveness analysis showed that NKO® prevents more disease for each dollar spent as compared to omega-3
Low daily dose well tolerated for chronic intake;
Regulatory approvals required for commercialization;
Growing scientific and medical recognition of NKO® in worldmarkets in North America, Europe, Asia and Australia;
Strategic alliances with corporate partners.

2.14	MARKETS

Neptune is pursuing market opportunities in the nutraceutical market (including dietary supplements and functional foods) and the pharmaceutical market (including medical food, over-the-counter and prescription drug applications) for all its products.

2.14.1	Nutraceutical

Overview

The nutraceutical market encompasses functional foods and dietary supplements, the latter include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Functional food is a growing field in food and medical science and includes foods designed with health benefits beyond their usual nutritional value and which may be enriched with health promoting additives such as vitamins, probiotics or omega-3.

The nutraceutical market is growing rapidly driven by the health demands of an aging population. Within the next twenty years, the number of Americans 65 and older will double from 35 million to 70 million then representing 20% of the population.12 Similar demographical changes can be observed in other countries resulting in a global trend. Beyond weight management, health issues such as cholesterol, heart health, cognitive function, brain performance and joint health are driving the market expansion. Functional foods such as probiotic yogurt and yogurt drinks, cereals bars and soya milk are experiencing explosive growth.13

Other additional factors have been identified as growth drivers in the nutraceutical markets including:

  Improved understanding and scientific knowledge of the contribution of diet in health and disease prevention;
  Increased consumer demand for products that maintain vitality and prevent disease and its desire for premium products;
  Increased health care costs and the trend towards self treatment with a focus on natural products;
  Technical advances and innovation in the food industry.

Dietary Supplements

The world retail market for dietary supplements is highly fragmented, composed of a large numbers of products and many small manufacturers and estimated at more than $50 billion in annual sales. 14 The United States dietary supplement sales amount to approximately $23 billion.15 Europe is capturing approximately one third of this market with sales beyond $15 billion. In Japan, dietary supplement sales of $6 billion have been reported.16 Specialty supplements such as probiotics and omega-3 will be experiencing the most sales growth over the next five years and health issues such as cholesterol, heart health and mental health engender a major impact.

Functional Food

The main functional food categories include dairy products (i.e. milk, yogurt and cheese), confectionary products (i.e. bars, chocolate, snacks), various cereal products and functional beverages. It is difficult to estimate the potential market size of the functional food market and it is probably safe to assume that the market size is underestimated. The total U.S. retail food market amounted to $457 billion in 2004.17 Assuming that 25% of this food market may be used, in the future, for nutraceutical reasons, the functional food market may amount to more than $100 billion in the US alone. Assuming a similar market size in Europe, total combined market potential reaches $200 billion, an enormous foundation for the functional food market.

_____________________________
12 Demographic Trends in the 20th Century. Census 2000 Special Reports. November 2002.
13 Baby Boomers and the U.S. Food and Beverage Industry: Packaged Facts, 12/1/2005
14 Industry Canada. International Market Research: Dietary Supplements.
15 Idem 14.
16 Idem 2.
17 Progressive Grocers 72nd Annual Report of the Grocery Industry.

Calcium, probiotics and omega-3 products are getting the most attention and will be playing a major role in the expanding dairy product category projected to reach $15 billion by 2010 in the US.18 Omega-3 is also playing a major role in the $23-billion breakfast cereal segment19 and heart-healthy products command about $19 billion in sales today.20

Poly-Unsaturated Fatty Acids (PUFA)

The polyunsaturated fatty acid (PUFA) market which includes predominantly omega-3 and 6 fatty acids is growing at a very fast pace and the most predominant omega-3 fatty acids are docosahexaenoic (DHA) and eicosapentaenoic acid (EPA) derived from plant and marine sources. Omega-3 sourced from marine oils are the fastest growing sector in the PUFA ingredient market which is a direct result of the media attention pertaining to omega-3 health benefits and the growing need for alternative treatment for a variety of chronic disorders including the heart and the brain.

Extensive research, including Neptune's clinical trial work, has demonstrated their clinical benefits. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases such as heart disease and arthritis and appear to be particularly important for cognitive (memory and concentration) and behavioral function.

Neptune's omega-3's are sourced from krill, a zooplankton, with the advantage that the omega-3 fatty acids are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily digested resulting in a higher bioavailability of Neptune's products.

The market space is growing with the FDA having issued a qualified heart health claim enabling manufacturers to label products containing omega-3 EPA and DHA as being heart healthy. The market is waiting for additional health claims such as effects on high blood cholesterol and high blood pressure.

Omega-3 ingredient sales continue to increase driven by demand as dietary supplements, functional foods and beverages and pharmaceutical applications. Based on the trends reported in the 2005 Frost & Sullivan market report21, the worldwide omega-3 market will be reaching more than $1,4 billion in annual ingredient sales within the next five years. Higher quality and higher performance omega-3's providing high amounts of omega-3 are garnering a larger market share of the marine oils industry in terms of revenues, because of their improved safety and health benefits. Omega-3 fortified food launches more than doubled in 2006 to 250 from 120 in 2005, according to Mintel.22 Most product introductions have been in beverages, spreads, dairy products (i.e., yogurt), eggs, nutrition bars and baked goods.

Nutricosmeceutical and “beauty from within” Trend

Nutricosmeceuticals are defined as oral nutritional supplements with cosmetic applications and are commercialized in foods, beverages and dietary supplements. This ”beauty from within” trend is spreading into the American and European markets. For example, Nestlé® and L'Oréal®, the world's largest companies in food and cosmetics, respectively, created Innéov®, a developer of nutritional supplements with cosmetic applications. Coca-Cola® commercializes a milk-based beverage to be drunk at night to promote beauty during sleep. New and scientifically validated ingredients are entering the market and consumer uptake is driven by the demand to turn back the negative physiological processes associated with aging.

2.14.2	Pharmaceutical

Cardiovascular Disease

Cardiovascular disease includes a wide range of conditions and treatment is focused on reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol. Increased serum levels of low density lipoprotein (LDL - "bad cholesterol") and low levels of high density lipoprotein (HDL - "good cholesterol"), the latter being recognized as the most important risk factor for the development of cardiovascular disease, are known as dyslipidemia. Dyslipidemia promotes plaque formation and narrowing of the arteries atherosclerosis leading to myocardial infarction (heart attack), stroke and peripheral vascular and neurodegenerative disease. Over 750,000 Americans die every year due to atherosclerosis related cardiovascular complications.23 Statins, including medications such as Lipitor®, Zocor® and Crestor®.24, are used to decrease LDL, but are little effective on raising HDL creating an unmet treatment gap. It is estimated that over 100 million American adults have total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) potentially eligible for a cholesterol lowering agent.25 Even though statins are widely prescribed creating a worldwide $30 billion market, they have less effect than fibrates or niacin in reducing triglycerides and raising HDL-cholesterol ("good cholesterol").26 This unmet medical need creates a growing billion dollar market space for safe monotherapies as well as combination products therapeutics containing a statin and an HDL raising product agent such as the Neptune products.

__________________________________
18 Cultured Dairy Products in the U.S. Packaged Facts, Oct 1, 2006.
19 Euromonitor. http://www.euromonitor.com/Cereal_Partners_Worldwide_exploits_developing_markets
20 http://www.marketresearch.com/map/prod/1164892.html
21 End-user Analysis of the Global Omega-3 PUFA Market, FO23-88. Frosst & Sullivan.
22 Mintel : www.marketresearch.com

Cognitive Dysfunction and Neurodegenerative Disease

Neurodegenerative disease includes a large number of disorders such as Alzheimer's disease, Parkinson disease and Multiple Sclerosis. Deteriorating nerve cells are responsible for the loss of brain fucntion and today only few therapies are available for the wide range of neurodegenerative diseases creating an immense unmet medical need. In the United States, over 5 million patients are suffering from Alzheimer's disease and 1,5 million patients from Parkinson disease.27 Worldwide, it is estimated that over 24 million people have dementia due to Alzheimer's disease.28 The neurodegenerative market is estimated at 15 billion dollars and growing at a double digit rate.29

Attention-deficit hyperactivity disorder is a cognitive dysfunction caused mainly by the malfunction of the dopamine transporter system. The most commonly used medication is methylphenidate such as Ritalin®, Ritalin-SR®, Ritalin LA® or Concerta® and Metadate®. Annual sales of Novartis' Ritalin® product family amounted to $US 330 million in 2006 and are growing at a rate of 37%.30

Chronic Inflammation and Arthritis

Many forms of arthritis such as osteoarthritis and rheumatoid arthritis are inflammatory disorders; and patients suffer from pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis affecting over 20 million people in the United States. 31 It and it is caused by the breakdown and eventual loss of the cartilage between the bones of the joints.32 Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise, and weight loss. Common types of medications used to reduce pain in osteoarthritis include acetaminophen (Tylenol®) and non-steroidal anti-inflammatory drugs NSAIDS (e.g. Motrin®, Advil®, Aleve®). It is estimated that medical expenditures (direct costs) for arthritis and other rheumatic conditions in 2003 were 80.8 billion dollars, up from 51.1 billion in 1997.33

_________________________________
23Atherosclerosis Research Unit. University of Southern California.
http://www.usc.edu/schools/medicine/research/centers_programs/aru/elite.html
24CNN Money.http://money.cnn.com/2005/09/19/news/fortune500/cancerdrugs/index.htm
25 Centers for disease control and prevention, CDC. http://www.cdc.gov/nccdphp/publications/AAG/dhdsp.htm
26 Nature Reviews Drug Discovery 5, 813-814 (October 2006) | doi:10.1038/nrd2156. Life after statin patent expiries. Jane Kidd
27Institute for Neurodegenerative Disease, IND, University of California. http://ind.universityofcalifornia.edu/diseases/
28 Alzheimer's Disease International. http://www.alz.co.uk/media/dementia.html
29 Arrowhead Publishers. Leaders in Business Intelligence and Market Research.
http://www.arrowheadpublishers.com/news/archives/2007/02/new-website.php
30 Novartis Annual Report 2006.
31 http://www.medicinenet.com/osteoarthritis/article.htm
32 National Center for Chronic Disease Prevention and Health Promotion. USA.
33 Morbidity and Mortality Weekly Report. Centers for Disease Control and Prevention. MMWR 2007;56(01):4-7.

3.	RISK FACTORS

The business conducted by the Company involves numerous risks and uncertainties. The main risk factors and uncertainties facing the Company are disclosed in the “Risk and Uncertainties” section of the Company's Annual Report for the fiscal year ended May 31, 2008, which is incorporated herein by reference, as supplemented from time to time in the “Risk Factors and Uncertainties” section of the Corporation's quarterly reports to shareholders. These risks and uncertainties should be considered in conjunction with the other information included in this Annual Information Form. The Corporation's annual and quarterly reports are filed on SEDAR at www.sedar.com.

4.	DIVIDENDS

Neptune did not declare or pay cash dividends on its common shares for each of its three (3) most recently completed financial years.

Following the end of its fiscal year ended May, 2008, on July 17, 2008, the Company's Board of Directors declared a dividend distribution to its shareholders. The Company's Board of Directors approved a dividend of $ 0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders of record at the close of business on July 28, 2008. This dividend was paid on or around August 11, 2008 by the issuance of transferable, non-convertible notes, with a two year maturity, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable by the obligor at any time, either in cash or in kind.

Besides the dividend declaration mentioned in the preceding paragraph, the Company does not anticipate paying any other cash dividend on its common shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude the Company from paying dividends.

5.	DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value preferred shares (the “Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the series A Preferred Shares. Currently, only 37,521,421 common shares have been issued and are outstanding as at May 31, 2008. No preferred shares have been issued.

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the common shares and preferred shares of the Company:

5.1	COMMON SHARES

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company's funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company's voluntary or involuntary winding-up or dissolution, or any other distribution of the Company's assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company's assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

5.2	PREFERRED SHARES

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Company's Board of Directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Company's winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Company's omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The Board of Directors of the Company has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Company of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

6.	MARKET FOR SECURITIES

Neptune's common shares are currently listed and posted for trading on the TSX Venture under symbol “NTB” and have been listed and posted on the NASDAQ under the symbol “NEPT” since August 6, 2007.

Trading Prices and Volumes

Period	TSX (CDN$)			NASDAQ (US$)
	HIGH	LOW	VOLUME	HIGH	LOW	VOLUME
May 2008	3.790	3.050	1,290,845	3.7499	3.00	26,279
April 2008	4.220	3.300	1,858,805	4.05	3.33	48,880
March 2008	3.940	3.100	1,597,167	3.95	3.13	51,163
February 2008	3.850	3.180	1,282,514	3.85	3.15	36,820
January 2008	4.750	2.760	1,741,659	4.75	2.76	58,289
December 2007	4.770	3.860	1,630,204	4.85	3.85	53,408
November 2007	5.250	3.300	2,816,147	5.40	3.35	101,352
October 2007	5.150	3.750	1,727,350	5.49	3.85	136,358
September 2007	5.400	3.600	2,767,472	6.09	3.45	106,899
August 2007	4.850	2.810	2,632,047	5.25	2.80	76,245
July 2007	6.200	3.940	2,991,142	N/A	N/A	N/A
June 2007	7.140	5.410	3,211,734	N/A	N/A	N/A

7.	DIRECTORS AND OFFICERS

Name, Occupation and Security Holding of Directors

The following table sets forth each director's and executive officer's name, province and country of residence, his/her principal occupation, including the committees of the Board, the year in which he or she first became a director. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Company scheduled for September 25, 2008.

Name and Province and Country of Residence	Principal Occupation	Position within the Corporation	Year of Nomination as a Director
Henri Harland(3) Québec, Canada	President and Chief Executive Officer of the Company	Director and President and Chief Executive Officer of the Company	1998
Ronald Denis(1)(2)(3) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	2000
Michel Timperio(1)(2)(3) Québec, Canada	President and Chief Executive Officer of Technological Building Structures TBS Ltd	Director and Chairman of the Board	2000
Daniel Perry(1)(2)(3) France	General Manager of Société du Vivier des Landes	Director	2000
Michel Chartrand(1)(2)(3) Québec, Canada	President of Groupe PharmaEssor Inc.	Director	2006
Thierry Houillon(3) Québec, Canada	Vice-President, Nutraceutical	Director and Vice-President, Nutraceutical	2006
Tina Sampalis, M.D., Ph.D. Québec, Canada	Chief Scientific Officer	Chief Scientific Officer of the Company	-
André Godin Québec, Canada	Vice-President Administration & Finance of the Company	Vice-President Administration & Finance of the Company	-
Frédéric Racine Québec, Canada	Controller	Controller	-

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Controls Committee.

As of May 31st, 2008, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 3,342,677 (8.91%) of the outstanding common shares of Neptune.

In Neptune's Management Proxy Circular dated July 28, 2008, all of the above listed directors were nominated by management for re-election as directors except for Mr. Houillon.

Following are brief biographies of Neptune's directors and executive officers:

Mr. Henri Harland

Mr. Henri Harland has been a director and the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the Founder of the Company and has been involved in the krill research project since 1991. For ten years he has held the position of President and Chief Executive Officer of Groupe Conseil Harland inc., a financial engineering group. Previously, he acted has an independent financial consultant guiding companies from different industrial sectors in both North America and Europe in their capital restructure, financing and business development.

Dr. Ronald Denis

Dr. Ronald Denis is currently Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Mr. Michel Timperio

Since 2001, Mr. Michel Timperio has been the President and Chief Executive Officer of Technological Building Structures TBS Ltd., a company which manufactures wooden structures for the American market, and has also held the position within that company of Vice-President of Strategic Development of the American Market. From March 6, 2000 to December 31, 2000, Mr. Timperio has been Sales Vice-President of Alliances ArtQuest International inc., a public corporation operating in the field of design, development and marketing of digital color image processing tools. From 1998 to 1999, Mr. Timperio was Sales Vice-President of Distribution d'Art Graphique Marathon inc. From 1995 to 1998, he was Vice-President of SpecGrafix enterprise.

Mr. Daniel Perry

Since March 1993, Mr. Perry is General Manager of a company operating a recreation/tourism complex in France. Also, Mister Perry is a specialist and consultant in marketing new products on the European continent.

Mr. Michel Chartrand

Since 2004, Mr. Michel Chartrand is the President and Chief Executive Officer of Groupe PharmEssor inc. which regroups Gestion Santé Services Obonsoins inc. and Groupe Essaim inc. Both companies are important pharmacies' franchisors in Quebec and were recently merged together. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Mr. Thierry Houillon

Since 2003, Mr. Thierry Houillon is the President and Chief Executive Officer of Danone Eaux Canada. From 2001 to 2003, he was Chief Executive Officer of Danone Yogourt Tunisie and from1994 to 2001 to Danone Yogourt Canada.

Tina Sampalis M.D., Ph.D.

Dr. Tina Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. She has received several international scholarships and awards for her work on the clinical implementation of retinols skin and breast cancer and for her work on Scintimammography. U.S. and Canadian patent applications have been filed for the development and implementation of innovative micro-invasive and stereotactic robotic surgical techniques for breast cancer. Since May 2000 she has held the position of Vice-president of Research & Business Development and since June 2007 the position of Chief Scientific Officer of the Company.

André Godin

Mr. André Godin, C.A. has a Bachelor in Administration and is has been a Member of the Canadian Institute of Chartered Accountants since 1988. He has more than 10 years experience in the Biotech/Pharma industry as former President of a Dietary Supplement Company and as a Corporate Controller for a pharmaceutical company in OTC products. Mr. Godin has been Vice-President, Administration and Finance for Neptune since 2003.

Frédéric Racine

Mr. Frédéric Racine, C.A. has a Bachelor in Administration, a graduate diploma in public accountancy and has been a Member of the Canadian Institute of Chartered Accountants since 2005. He has over four years experience in audit for PriceWaterhouseCoopers and has been the project leader and key account manager for major international and national clients. Mr. Racine has a strong experience in internal controls for SOX 404 (USA) and MI 52-109 (Canada) compliance.

8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of Neptune, none of the directors or executive officers of the Company:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer ; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

is, or has been, within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(c)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Nor has a director or executive officer of the Company been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

9.	PROMOTERS

Mr. Henri Harland, President and Chief Executive Officer is the promoter/founder of Neptune, since he initially founded the Company in 1998. The President and Chief Executive Officer of the Company received in fiscal year 2008 an annual salary of $315,000 and owns directly/or indirectly 2,162,111 common shares and 1,009,500 incentive stock options. The President and Chief Executive Officer of the Company is the sole director and shareholder of Gestion Harland Inc. receiving a royalty of 1% (as described in section 2.9.1. hereof entitled “Exclusive License/Option” and section 11 hereof entitled “Interest of Management and Other Material Transactions”) for services offered and for having transferred to the Company its first right of refusal and the license on an extraction process and the option on it.

10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings or regulatory actions in which it is involved and no such proceedings or regulatory actions are known by the Company to be contemplated, except in regards of what is mentioned in section 2.9.3 hereof entitled “Economic Dependence/Litigation”.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for what is stated below, none of the insiders of the Company, the Directors, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Company's most recently completed financial year and for the three (3) last completed financial year ends.

The Company entered into an agreement with Gestion Harland Inc., a company controlled by Mr. Henri Harland, as of June 1st, 2002, calling for royalties to be paid in semi-annual installments equal to 1% of the Company's net annual revenues, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. (See section 2.9.1. hereof “Exclusive License/Option”).

12.	TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at its offices in Montréal, is the transfer agent and registrar for our Common Shares.

13.	MATERIAL CONTRACTS

The Company has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect.

14.	INTEREST OF EXPERTS

KPMG s.c.l./s.e.n.c.r.l., Chartered Accountants (“KPMG”), has audited our consolidated financial statements as at May 31, 2008. KPMG are independent with respect to Neptune Technologies & Bioressources Inc. within the meaning of the Rules of Professional Conduct/Code of Ethics of the Quebec Order of Chartered Accountants.

15.	REPORT ON AUDIT COMMITTEE

Audit Committee's Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of four (4) members of the Board of Directors: Mr. Ronald Denis, Mr. Michel Timperio, Mr. Daniel Perry and Mr. Michel Chartrand. From the experience as described above in section “Election of Directors”, the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

All of the persons named above, with the exception of Mr. Michel Timperio, are independent under MI 52-110. Mr. Timperio, as Chairman of the Board of Directors is deemed, under MI 52-110, to be an executive officer of the Company and thus not independent. The Board of Directors has determined that all have sufficient financial proficiency under this instrument.

EXTERNAL AUDITOR FEES

(a)	Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Company's annual financial statements, help for establishing interim financial statements and related matters. For the fiscal year ended May 31, 2008, KPMG LLP, chartered accountants, of Montréal, the Company's external auditors, billed $80,000 to the Company for audit fees. For the fiscal year ended May 31, 2007, these fees were $80,000.

(b)	Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not reported under “Audit Fees” above. KPMG LLP, chartered accountants, of Montréal, the Company's external auditors, billed $27,000 to the Company for the fiscal year ended May 31,2008 and $9,465 for the fiscal year ended May 31, 2007. These fees for services associated with the audit include, but are not limited to, the following:

  review of the interim financial statements and management reports of the Company;
  meeting relating to the design and documentation of the Company's controls, in light of the regulations applicable to publicly-traded companies; and
  consultation on the accounting treatment of options to purchase shares.
(c)	Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Company's external auditors, billed $7,800 to the Company for tax fees for the fiscal year ended May 31, 2008 and no fees as to this matter for the fiscal year ended May 31, 2007. Tax fees include, but are not limited to, preparation of tax returns.

(d)	All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Company's external auditors, billed no fees as to this matter for fiscal years ended May 31, 2008 and May 31, 2007.

16.	ADDITIONAL INFORMATION

Additional information relating to the Company may also be found on the SEDAR website at www.sedar.com, and on EDGAR at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune's Management Proxy Circular dated August 21, 2008 and available on SEDAR. Additional financial information is also provided in our financial statements and MD&A for the most recently completed financial year.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Company or of any associates or affiliates of the Company. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Company.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board's approval of the external auditors' appointment.

5.	Approve all allowable non-audit related services to be provided to the Company or one of its subsidiaries by the Company's external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions :

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Company's external auditors during the fiscal year in which the services are provided;

	b)	that the Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Company.

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attestation services for the Company. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Company's financial statements, management's discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Company publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Company.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Company's financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Company's Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Company with respect to partners, employees, former partners and employees of the current and previous external auditors of the Company.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.